SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                       (Amendment No. ___)*

                      JUNO ACQUISITIONS, INC.

                         (Name of Issuer)

                  COMMON STOCK, $0.001 PAR VALUE

                  (Title of Class of Securities)

                             482033 17

                          (CUSIP Number)

DR. LYCOURGOS K. KYPRIANOU, DUKE'S COURT, DUKE'S STREET, WOKING SURREY,
          GU215BH, ENGLAND.  PHONE:  011-44-148-372-6600

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

                         OCTOBER 10, 1997

     (Date of Event which Requires Filings of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.

Check the following box if a fee is being paid with the statement <square>.

Note:  Six copies of this statement,  including  all  exhibits,  should  be
filed  with  the  Commission.   See Rule 13d-1(a) for other parties to whom
copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482033 17                                          Page 1 of 2 Pages

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LK Global Holdings NV
      I.R.S. ID No.:

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            a     <square>
            b     <square>

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*
      OO
      The shares of Juno Acquisitions, Inc. ("Juno") were acquired as the result of a share exchange between LK Global Information Systems BV, a Netherlands corporation, and Juno. LK Global Information Systems BV then distributed all of its Juno shares to its 352 shareholders, one of whom is LK Global Holdings NV, a Netherlands corporation.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) <square>

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      LK Global Holdings NV is a Netherlands Antilles corporation.

                                                 7.    SOLE VOTING POWER

                         NUMBER OF                     9,915,425
                          SHARES
                       BENEFICIALLY
                           OWNED
                          BY EACH
                         REPORTING
                        PERSON WITH
                                                 8.    SHARED VOTING POWER

                                                       0

                                                 9.    SOLE DISPOSITIVE POWER

                                                       9,915,425

                                                 10.   SHARED DISPOSITIVE POWER

                                                       0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,915,425 common shares.

12.   CHECK IF THE AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES  CERTAIN  SHARES*
      <square>

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      66.6% of 14,881,690 shares of voting capital stock outstanding as of October 10, 1997.

14.   TYPE OF REPORTING PERSON*

      HC

CUSIP No. 482033 17                                          Page 2 of 2 Pages

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dr. Lycourgos K. Kyprianou
      I.R.S. ID No.:

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            a     <square>
            b     <square>

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*
      OO
      The shares of Juno Acquisitions, Inc. ("Juno") were acquired as the result of a share exchange between LK Global Information Systems BV, a Netherlands corporation, and Juno. LK Global Information Systems BV then distributed all of its Juno shares to its 352 shareholders, one of whom is LK Global Holdings NV, a Netherlands corporation. Dr. Kyprianou owns 100% of the shares of LK Global Holdings NV, thus giving him dispositive power with respect to the shares owned by LK Global Holdings NV.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) <square>

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Dr. Kyprianou is a citizen of the Republic of Cyprus.

                                               7.    SOLE VOTING POWER

                         NUMBER OF                   9,915,425
                          SHARES
                       BENEFICIALLY
                           OWNED
                          BY EACH
                         REPORTING
                        PERSON WITH
                                                8.    SHARED VOTING POWER

                                                      0

                                                9.    SOLE DISPOSITIVE POWER

                                                      9,915,425

                                               10.    SHARED DISPOSITIVE POWER

                                                      0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,915,425 shares owned by LK Global Holdings NV which is wholly-owned by Dr. Kyprianou.

12.   CHECK  IF  THE AGGREGATE AMOUNT IN  ROW  (11)  EXCLUDES  CERTAIN  SHARES*
      <square>

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      66.6% of 14,881,690 shares of voting capital stock outstanding as of October 10, 1997.

14.   TYPE OF REPORTING PERSON*

      IN

                      JUNO ACQUISITIONS, INC.

                           SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER:

     Juno Acquisitions, Inc. Common Stock, $0.001 par value
     Dr. Lycourgos K. Kyprianou
     Chief Executive Officer, Sole Director
     3323 Watt Avenue, Suite 150
     Sacramento, California  95821

ITEM 2.  IDENTITY AND BACKGROUND:

     a.   Dr. Lycourgos K. Kyprianou

     b.   Dukes Court, Dukes Street
          Woking Surrey, GU215BH
          England

     c. Dr. Kyprianou's principal occupation is as the Chief Executive Officer of Juno and of its subsidiary corporations, including, but not limited to, LK Global Information Systems (UK) PLC in Woking Surrey and LK Global Information Systems (Cyprus) Limited in Nicosia, Cyprus.

     d.e. Neither LK Global Holdings NV nor Dr. Kyprianou have been a party to any criminal or civil proceedings during the last five years.

     f.   Dr. Kyprianou is a citizen of the Republic of Cyprus.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     LK Global Holdings NV acquired the shares of Juno pursuant to a distribution made by its subsidiary company, LK Global Information Systems BV, a Netherlands corporation. Pursuant to the terms of a "Plan And Agreement Of Reorganization," LK Global Information Systems BV acquired 12,845,000 shares of Juno's voting common stock, par value $0.001 per share, and all of Juno's preferred stock, par value $0.001 per share (1,925,000 shares), in exchange for LK Global Information System's issued and outstanding capital stock, which included 12,845,000 ordinary shares, par value $0.65 per share, and 1,925,000 preference shares, par value $0.65 per share.

ITEM 4.  PURPOSE OF TRANSACTION:

     The acquisition of the shares of Juno provides both LK Global Information Systems NV and Dr. Kyprianou with access to the capital markets of the United States. At some future date, Juno may effect a public offering of its stock.

     Juno   currently   contemplates   changing   its  name  to  AremisSoft
Corporation.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

     LK Global Holdings NV (and Dr. Kyprianou as the sole shareholder of LK Global Holdings NV) holds 9,915,425 shares of common stock of Juno, representing 66.6% of the 14,881,690 shares of common stock outstanding as of October 10, 1997 (on a fully diluted basis). LK Global Holdings has sole power to vote such shares and sole power to dispose or to direct the disposition of such shares. Apart from the share exchange referenced herein, there have been no transactions in the shares of Juno held by LK Global Holdings NV during the past sixty days. As the sole shareholder of LK Global Holdings NV, Dr. Lycourgos Kyprianou has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Juno held by LK Global Holdings NV.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

     None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 31, 1997       LK GLOBAL HOLDINGS NV


                              DR. LYCOURGOS K. KYPRIANOU
                              Dr. Lycourgos K. Kyprianou,
                              Chief Executive Officer


                              DR. LYCOURGOS K. KYPRIANOU
                              Dr. Lycourgos K. Kyprianou,
                              an individual